Exhibit 22.2

FREQUENTLY ASKED QUESTIONS

June 2, 2015

Q.	Does anything change with regard to my investment?

A.	No. The terms, interest rates, ability to redeem notes at maturity, and each of Aspirity’s other obligations to you will remain the same before and after the transactions.

Q.	Why is this a good deal for me?

A.	After the transactions, the Company will no longer be involved in the volatile wholesale trading business as it is today. Secondly, the terms of the note between Krieger Enterprises and Aspirity will contain protective provisions which should ultimately accrue to your benefit. Lastly, after the sale of its existing businesses, the Company will have two business segments - financial services and retail energy, the cash flows of which are much more stable than wholesale electricity trading.

Q.	How are we protected in the sale between Aspirity and Krieger Enterprises?

A.	The transaction will include a loan agreement which will contain conventional lender protections for Aspirity, and by extension, the noteholders. These protections include certain guarantees, collateral, and covenants. No such contractual provisions exist today to protect noteholders, directly or indirectly.

Q.	Will Aspirity continue to be strong enough to pay my interest and repay my principal?

A.	Yes. Ownership, the board, and management are highly confident of the Company’s ability to meet its obligations as they come due.

Q.	Is my vote important?

A.	Yes, your vote matters. Passing the Board-recommended Proposal requires a “yes” vote of the holders of at least 50% of the outstanding principal amount of the notes as of May 27, 2015. Accordingly, if you do not vote, that has the same effect as a “no” vote. Please complete the Ballot and return it before June 26, 2015.

Q.	How soon can I buy notes from Aspirity?

A.	You can buy notes today from the Company. Until June 30, 2015, the name of the issuer will be Twin Cities Power Holdings, LLC. Beginning July 1, 2015, the name of the issuer will be Aspirity Corporation.

Q.	Will Aspirity offer similar interest rates as Twin Cities Power Holdings?

A.	Yes.